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                               October 26, 2022

       Jeffrey Glat
       Chief Financial Officer
       OCA Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: OCA Acquisition
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39901

       Dear Jeffrey Glat:

              We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 5, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note your proposed disclosure in response to prior comment 1. Please revise to include more of the
detail provided in your September 29, 2022 response letter.
                                                        Specifically, your
disclosure should include the fact that two of your directors are citizens of Australia and
France, respectively. Also, we note that that there are three non-US owners of OCA V. Tell
us who the third is and why have they been excluded from the discussion.
   2. Your response letter dated September 29, 2022 states that OCA V is the majority and managing member of the
Sponsor, but also that Antara acquired a majority, non-voting interest. Please
clarify which entity is the majority owner of the Sponsor.
 Jeffrey Glat
OCA Acquisition Corp.
October 26, 2022
Page 2

        You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
if you have any questions.



                                                        Sincerely,
FirstName LastNameJeffrey Glat
                                                        Division of Corporation
Finance
Comapany NameOCA Acquisition Corp.
                                                        Office of Real Estate &
Construction
October 26, 2022 Page 2
cc:       Jonathan H. Deblinger, Esq.
FirstName LastName